16003633

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCF Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 E. Shaw Ave., Suite #102
(No. and Street)

Fresno	CA	93710
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Layne Meadows, 559-456-6108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

9301 Oakdale Ave., Suite #230	Chatsworth	CA	91311
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Layne Meadows, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCF Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Layne Meadows
Signature

Chief Financial Officer
Title

see attached sheet
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Fresno

Subscribed and sworn to (or affirmed) before me on this 25 day of February, 20 16, by Randy Layne Meadows Jr., proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

VANESSA SANDOVAL
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2115762
FRESNO COUNTY
My Comm. Exp. June 15, 2019

(Seal) Signature [signature]

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of SCF Securities, Inc.

We have audited the accompanying statement of financial condition of SCF Securities, Inc. (an Arizona corporation) (the "Company") as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of SCF Securities, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Farber Hass Hurley LLP

Chatsworth, California

February 24, 2016

SCF SECURITIES, INC.
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015

STATEMENT OF FINANCIAL CONDITION

ASSETS		
Cash and Cash Equivalents (Note 1)	$	859,535
Commissions Receivable		540,673
Clearing Deposit		50,000
Other Receivables		31,265
Due From Affiliates (Note 3)		582,113
Other Assets		71,067
TOTAL ASSETS	**$**	**2,134,653**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions Payable	$	450,471
Accounts Payable and Accrued Expenses		49,863
Accrued Payroll Liabilities		76,229
Due to Affiliates		9,686
Income Taxes Payable (Note 4)		86,000
Deferred Tax Liability (Note 4)		17,000
TOTAL LIABILITIES		**689,249**
COMMITMENTS AND CONTINGENCIES (Notes 6 and 7)		
STOCKHOLDER'S EQUITY		
Common Stock, $0.01 Par Value, 1,000,000 Shares Authorized, 2,000 Shares Issued and Outstanding		560
Additional Paid in Capital		238,037
Retained Earnings		1,206,807
TOTAL EQUITY		**1,445,404**
TOTAL LIABILITIES & EQUITY	**$**	**2,134,653**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

SCF Securities, Inc. (the "Company") was incorporated in the State of Arizona on May 19, 1998, under the name Securities Consultants Financial Securities, Inc. The Company changed its name to SCF Securities, Inc. on December 6, 2000. The company is a fully disclosed broker/dealer, whereby it does not hold customer funds or securities, registered under the Securities and Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The company primarily sells mutual funds, variable and fixed annuities and life insurance, but also introduces general securities transactions to a clearing firm that carries customer accounts on a fully disclosed basis. The Company has over 100 registered representatives with no one registered representative contributing an undue concentration of risk. The Company is a wholly owned subsidiary of SCF Holdings, Inc. (the "Parent Company").

Revenue Recognition

Commissions are received as compensation for services and are recorded when orders are placed or reinvestments are recorded. Commissions are generally recorded on a trade date basis, although commissions received from National Financial Services LLC, the Company's clearing broker, are recorded from monthly clearing statements on a settlement date basis, unless the difference between settlement date basis and trade date basis is deemed material. Corresponding expenses are also recorded in the period they are incurred. Commissions receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2015, management believes all receivables to be fully collectible.

The Company is reimbursed by its brokers for license fees, insurance and other expenses incurred by the Company on their behalf. For the year ended December 31, 2015, the Company was reimbursed $114,497 for licenses, insurance, continuing education rebates and conference reimbursement amounts, and these amounts are included in reimbursed expenses and other income.

Agreement with Clearing Broker and 15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 ("the Act").

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Agreement with Clearing Broker and 15c-3- Exemption (concluded)

The clearing broker also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash is commonly considered to consist of currency, demand deposits and all highly liquid debt instruments, including money market funds, purchased with an original maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Classification Topic 740-10, *Accounting for Income Taxes.* Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of the accounting. Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2012. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (concluded)

However, the Company's conclusions regarding this policy may be subject to reviews and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2015, the Company had net capital and net capital requirements of $722,544 and $44,817, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.93 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

As of December 31, 2015, the Company had a receivable from a related party in the amount of $582,113, and a related party liability of $9,686. All lending between the Company and affiliated companies are unsecured, non-interest bearing, and due on demand.

In 2011, the Company entered into an expense allocation agreement with its affiliated entities under common ownership with respect to certain common expenses (salaries, technology, marketing, general office, and professional services). For the year ended December 31, 2015, expenses in the amount of $1,153,693 were allocated to these affiliated entities. The expenses on the statement of operations are presented net of this expense allocation.

Throughout the year ended December 31, 2015, the Company collected management fees on behalf of a related entity and remitted the entirety of payments. During the year ended December 31, 2015, the total fees collected and remitted was approximately $3,800,000 and is not included in the Company's Statement of Income. The company is also reimbursed for ticket charge revenue received by a related party, and these charges totaled $126,840.

During the year ended December 31, 2015, the Parent Company forgave the prior year tax liability of $2,500, which is recognized as an adjustment to current income tax provision expense.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 4 – INCOME TAXES

The Company files its taxes as part of a consolidated tax return with its Parent and related entities. Management estimates the proportionate liability with respect to taxes at the individual entity level. The estimated tax liability due to the Parent for the year ended December 31, 2015 was approximately $86,000.

The Company's tax provision consisted of the following for the year ended December 31, 2015:

	Federal	State	Total
Current	$ 142,370	$ 30,000	$ 172,370
Deferred	26,000	5,000	31,000
Total	$ 168,370	$ 35,000	$ 203,370

At December 31, 2015, the Company is estimated to have $86,000 in income taxes currently payable for the then year ended. Additionally, the Company has temporary differences in net income between an accrual and a cash basis of accounting, which may result in a future income tax liability of approximately $17,000. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NOTE 5 – RETIREMENT PLANS

The Company sponsors a 401(k) plan that covers substantially all employees. Employer contributions were $46,303 for the year ended December 31, 2015.

NOTE 6 – LEASE COMMITMENTS

The Company has a noncancellable operating lease with an unrelated party for office space which expires in December 2016. Future minimum lease payments are as follows:

Year Ending December 31,	Amount
2016	$115,121

Rental expense for this operating lease was $125,587 for the year ended December 31, 2015, exclusive of any expense sharing allocation. Additionally, payment for January 2016 rent was paid by the Company in December 2015, which is reflected in the Prepaid Rent asset as of December 31, 2015.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalents, commissions receivable, clearing deposit, other receivables, due from affiliates, other assets, commissions payable, accounts payable and accrued expenses, accrued payroll liabilities, income taxes payable and deferred tax liability are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company is in business as a securities broker-dealer. In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

In addition to the substantial amount of revenues received by the clearing broker, for the year ended December 31, 2015, the Company had one product sponsor for which revenues received from that one sponsor were greater than 10% of the Company's total revenue.

The company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2015, the company had deposits with financial institutions with uninsured cash balances totaling $359,535.

NOTE 8 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 24, 2016, the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 9 – GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The company has issued no guarantees at December 31, 2015 or during the year then ended.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 10 – RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU"s).

For the year ending December 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

SCF SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2015

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**